Exhibit 99. (d)(11)(B)

Notice of Termination of Subadvisory Agreement as to the

Natural Resources Fund

(a series of John Hancock Funds II)

Jennison Associates LLC

Notice is hereby given pursuant to Section 7 of the Subadvisory Agreement with respect to Natural Resources Fund, a series of John Hancock Funds II, dated January 1, 2014, as amended, between John Hancock Advisers, LLC (the "Adviser") and Jennison Associates LLC, Inc ("Jennison") (the "Agreement") that the Agreement is terminated effective as of the close of business on October 19, 2018 (the "Termination Date").

John Hancock Advisers, LLC

By:	/s/ Philip Fontana
Name: Philip Fontana
Title: Head of Investments Product, U.S.

Jennison Associates LLC

By:	/s/ Loraine McEvoy
Name: Loraine McEvoy
Title: Managing Director, Global Head of Distribution